PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and Red Gate Advisers, LLC (“Red Gate”), intending to be legally bound, hereby agree with each other as follows:

1.  The Company hereby offers Red Gate and Red Gate hereby purchases one (1) share each of the DriveWealth Power Saver ETF (par value $.001 per share) and DriveWealth Steady Saver ETF (par value $.001 per share) (each a “Fund”) at price per Share equivalent to the net asset value per share of each respective Fund as determined on July 26, 2021.

2.  The Company hereby acknowledges receipt from Red Gate of funds in the amount of $40 in full payment for the Shares.

3.  Red Gate represents and warrants to the Company that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of July 26, 2021.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	CFO/Treasurer & Secretary

RED GATE ADVISERS, LLC

By:	/s/ John Brett
Name: John Brett
Title: President